UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CYMER, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232572107
(CUSIP Number)

Seth Hendon
Tinicum Lantern II L.L.C.
800 Third Avenue, 40th Floor
212-446-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232572107

1.	Names of Reporting Persons.

Tinicum Capital Partners II, L.P.
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 232572107

1.	Names of Reporting Persons.

Tinicum Capital Partners II Parallel Fund, L.P.
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 232572107

1.	Names of Reporting Persons.

Tinicum Capital Partners II Executive Fund L.L.C.
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 232572107

1.	Names of Reporting Persons.

Tinicum Lantern II L.L.C.
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 232572107

1.	Names of Reporting Persons.

Terence M. O’Toole
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 232572107

1.	Names of Reporting Persons.

Eric M. Ruttenberg
2.	Check the Appropriate Box if A Member of A Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed on May 16, 2008 (the “Original 13D”), as amended by Amendment No. 1 filed on September 24, 2008 (as amended, the “13D”), and relates to the common stock, par value $0.001 per share, (the “Common Stock”), of Cymer, Inc., a Nevada corporation (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D is hereby amended and restated in its entirety as follows:

As described in Item 4 below, as a result of the consummation of the Merger (as defined below), the Reporting Persons ceased to beneficially own any Shares

Item 4.	Purpose of Transaction

Item 4 of the 13D is amended by adding the following after the last paragraph thereof:

On May 30, 2013, pursuant to the Agreement and Plan of Merger, dated as of October 16, 2012 (the “Merger Agreement”), by and among ASML Holding N.V., a Netherlands public limited liability company (naamloze vennootschap) (“ASML”), Kona Acquisition Company, Inc., a Nevada corporation and a wholly owned subsidiary of Holdco (“Merger Sub”), and Cymer, Inc., a Nevada corporation (“Cymer”), and, solely for the purposes set forth therein, ASML US Inc., a Delaware corporation and an indirect wholly owned subsidiary of ASML (“Holdco”) and Kona Technologies, LLC, a Nevada limited liability company and a wholly owned subsidiary of Holdco (“Merger Sub 2”), the acquisition of Cymer by ASML was completed.  At the effective time of the Merger (as defined below) (the “Effective Time”), Merger Sub merged with and into Cymer (the “Merger”), and the separate corporate existence of Merger Sub ceased, with Cymer continuing as the surviving corporation in the Merger (the “Surviving Corporation”), and immediately after the Effective Time, the Surviving Corporation was merged with and into Merger Sub 2 (the “Subsequent Merger”), and the separate corporate existence of the Surviving Corporation ceased, with Merger Sub 2 continuing as the surviving company in the Subsequent Merger.

As a result of the completion of the Merger, at the Effective Time, each share of Common Stock outstanding immediately prior to the consummation of the Merger (other than shares owned by ASML, Holdco, Merger Sub, Merger Sub 2, any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer) were converted into the right to receive (i) $20.00 in cash, without interest thereon, and (ii) 1.1502 ASML ordinary shares (collectively, the “Merger Consideration”), and the Reporting Persons ceased to beneficially own any shares of Common Stock.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original 13D is deleted in its entirety and replaced with the following:

(a) Aggregate Number and Percentage of Securities.  As described in Item 4 above, as a result of the completion of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

(b) Power to Vote and Dispose.  As described in Item 4 above, as a result of the completion of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

(c) Transactions within the past 60 days.  Except as described in Item 4 above, the Reporting Persons have not effected any transactions in shares of Common Stock within the past 60 days.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. May 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 4, 2013

TINICUM LANTERN II L.L.C.
On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL
FUND, L.P. and as the Managing Member of TINICUM
CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Terence M. O’Toole
By:	Terence M. O’Toole
Its:	Managing Member

/s/ TERENCE M. O’TOOLE
TERENCE M. O’TOOLE

/s/ ERIC M. RUTTENBERG
ERIC M. RUTTENBERG